Peat Marwick, LLP
6565 Americas Parkway, NE, #700
P.O. Box 3939
Albuquerque, New Mexico 87190
Telephone: (505) 884-3939
Telephone: (505) 884-8348



April 28, 1998


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously accountants for AutoLend Group, Inc. and, under the date of May 16, 1997, except for note 14 which is as of July 10, 1997, we reported on the consolidated financial statements of AutoLend Group, Inc. as of and for the year ended March 31, 1997. This accountants' report contained a separate paragraph stating that "The Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters and need to restructure its obligations are also described in note
4. The 1997 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

On April 21, 1998, our appointment as principal accountants was terminated. We have read Autolend Group, Inc.'s statements included under Item 4 of its form 8-K, dated April 23, 1998, and we agree with such statements, except we are not in a position to agree or disagree with AutoLend Group, Inc.'s statement that the decision to change accountants will be submitted to the Board of Directors for ratification at the next regularly scheduled meeting of the Board of Directors.

                                                     Very truly yours,

                                                     /s/ KPMG Peat Marwick, LLP









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